Exhibit 11

National Presto Industries, Inc.

(IN THOUSANDS EXCEPT PER SHARE DATA)
	Second Quarter		First Six Months
	2009	2008	2009	2008
Net Earnings (1)	$13,346	$9,582	$24,200	$15,832

Weighted average common shares outstanding (2)	6,855	6,845	6,852	6,842

Common share equivalents relating to stock options when dilutive	––	––	––	––

Adjusted common and common equivalent shares for computation (3)	6,855	6,845	6,852	6,842

Net earnings per share:
Basic (1 divided by 2)	$1.95	$1.40	$3.53	$2.31
Diluted (1 divided by 3)	$1.95	$1.40	$3.53	$2.31